UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico  Announces Master Development Program and Maximum Tariffs for Its Mexican Airports for the 2025-2029 Period

GUADALAJARA, Mexico, Aug. 27, 2024 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) that it has concluded the ordinary review process for the Master Development Program (“MDP”) and Maximum Tariffs for its airports in Mexico, approved by the Ministry of Infrastructure, Communications and Transportation (Secretaría de Infraestructura, Comunicaciones y Transportes “SICT”), through the Federal Civil Aviation Agency (Agencia Federal de Aviación Civil “AFAC”) for the 2025-2029 period.

The maximum tariffs per workload unit for each airport were determined by the AFAC, based on projections for traffic, operating costs, and capital investments included in the Master Development Program, as well as the Reference Values and discount rate, following the parameters established in Annex 7 of the Concession Agreements, that contain the Rules for Tariff Regulation in force since October 19, 2023.

The applicable maximum tariffs per workload unit for each airport were the following:

Airport	2025	2026	2027	2028	2029
Guadalajara	349.44	346.65	343.87	341.12	338.39
Tijuana	266.45	264.31	262.20	260.10	258.02
Los Cabos	524.20	520.01	515.85	511.72	507.63
Puerto Vallarta	522.06	517.88	513.74	509.63	505.55
Guanajuato	349.61	346.82	344.04	341.29	338.56
Mexicali	252.45	250.43	248.43	246.44	244.47
La Paz	287.13	284.83	282.55	280.29	278.05
Morelia	412.49	409.19	405.92	402.67	399.45
Hermosillo	261.29	259.20	257.13	255.07	253.03
Aguascalientes	270.36	268.20	266.05	263.93	261.81
Los Mochis	296.10	293.73	291.38	289.05	286.74
Manzanillo	357.18	354.32	351.49	348.67	345.88

Figures are expressed in pesos as of December 31, 2023.

The tariffs were adjusted by an annual efficiency factor of 0.8% and are expressed in Mexican pesos as of December 31, 2023, following the document received from the Authority, they will be updated per the National Producer Price Index (NPPI), excluding petroleum.

Committed investments, in accordance with the Master Development Programs approved by the authorities, are expressed in thousands of pesos with acquisition power as of December 31, 2022. As such, these will be updated per the National Producer Price Index (NPPI), construction sector, upon execution:

Airport	2025	2026	2027	2028	2029	TOTAL
Guadalajara	7,601,906	4,211,520	4,052,576	1,152,143	1,866,324	18,884,469
Tijuana	1,319,298	1,513,110	1,737,794	1,869,573	1,530,802	7,970,578
Los Cabos	392,758	641,898	1,385,112	1,503,495	1,690,881	5,614,145
Puerto Vallarta	361,826	125,201	464,056	724,774	1,241,881	2,917,739
Guanajuato	614,078	263,857	444,215	353,710	683,852	2,359,711
Mexicali	236,434	264,840	213,180	263,753	339,901	1,318,108
La Paz	34,599	48,885	117,597	178,867	483,348	863,296
Morelia	36,598	84,913	130,706	181,495	418,526	852,239
Hermosillo	87,518	21,217	102,148	252,670	388,066	851,620
Aguascalientes	43,264	39,150	76,915	156,982	360,532	676,843
Los Mochis	188,421	53,522	42,235	108,879	94,014	487,072
Manzanillo	29,970	92,704	21,559	105,752	139,155	389,139
TOTAL	10,946,670	7,360,817	8,788,093	6,852,096	9,237,283	43,184,959

Figures are expressed in thousands of pesos as of December 31, 2022.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: August 27, 2024	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer